Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280239

WELLINGTON GLOBAL MULTI-STRATEGY FUND

(the “Fund”)

Supplement dated June 29, 2026 to the Prospectus dated February 27, 2026, as supplemented

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Effective immediately, the following disclosure is added to the section of the Fund’s Prospectus titled “PLAN OF DISTRIBUTION” immediately following the subsection titled “Additional Payments for Certain Financial Intermediary Services”:

Other Payments

The Adviser or its affiliates, in the Adviser’s or its affiliates’ discretion and from their own legitimate resources, may (i) make capital contributions to the Fund without receiving Shares in return or (ii) facilitate the purchase of Shares from the Fund (“Bonus Shares”) at their offering price and instruct the transfer of such Bonus Shares without additional consideration to certain investors, including investors who are clients of certain Financial Intermediaries. Such Bonus Shares will have the same rights as other Shares of the same Share class. Such capital contributions and/or Bonus Share program may continue for a specified period of time and/or until a specified dollar amount is reached. Because the Adviser’s Investment Management Fee is based on a percentage of the value of the Fund’s net assets, any Bonus Shares purchased for investors will result in increased net revenues to the Adviser if the increase in fee income due to the increased asset base offsets the costs associated with the purchase of the Bonus Shares. There is a risk that investors may submit their Shares for repurchase by the Fund, particularly after a Bonus Share program has ceased. As with any repurchase request, such repurchases could negatively impact the Fund, including the Fund’s liquidity. Investors should not rely on the availability of such capital contribution and/or Bonus Share program when making an investment decision. The Fund intends to take the position that the receipt of such capital contribution by the Fund or Bonus Shares does not represent taxable income reportable as a transfer by the Adviser or its affiliate to the investor. The Fund’s determination is not binding on the IRS. Based on the Fund’s position, for U.S. federal income tax purposes, implementation of such programs may result in an adjustment in an investor’s tax basis in the applicable Shares on a per-share basis or result in an increase in taxable income recognized by the Fund and distributed to investors, depending upon the circumstances. Prospective investors should consult their tax advisors regarding all aspects of this program and should contact their Financial Intermediaries regarding whether Bonus Shares are currently available through their platform.

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Please retain this supplement for future reference.

June 29, 2026